Exhibit 99.2

LETTER TO UNITHOLDERS

In the first quarter of 2008 we made significant progress in advancing a number of strategic and financing initiatives. Overall, our operations performed well, benefiting from strong transmission results1, which reflect increases in revenue due to investment of capital in upgrades and expansions of our systems, inflationary indexation of our revenues under their contractual and regulatory frameworks, as well as a favorable foreign exchange environment. Partly offsetting our strong transmission performance were weak timber results, which were impacted by soft timber prices and the delayed ramp-up in our harvest.

Adjusted net operating income2 (ANOI) was $15.4 million and proforma3 ANOI was $22.7 million for the quarter. These results reflect non-recurring revenue in our transmission operations of $1.7 million and, on a proforma basis, $2.8 million.

Organizationally we completed a number of transactions that were pending when we created Brookfield Infrastructure L.P. Specifically, we completed the transfer of our Ontario transmission business in March, and in April we increased our investment in Transelec, our Chilean transmission business, to 17.8%.

Current Operations

Transmission

The transmission segment performed very well during the quarter. Results were primarily driven by strong performance at Transelec, where revenues increased due to commissioning of completed upgrades and expansions to its system, as well as inflation indexation adjustments to its revenues. In addition, performance benefited from the strengthening of the Chilean peso compared to the U.S. dollar. Our Ontario transmission operations’ results were consistent with the prior period and in-line with plan. Finally, the dividends we received from TBE, our Brazilian transmission investment, increased versus last year. TBE’s dividend payments, however, are paid periodically, and not necessarily on a quarterly basis. Over time, though, we expect dividends from TBE to increase as a result of lower debt amortization payments which should result in higher free cash flow for distributions.

Overall, we are very positive about the growth prospects of our transmission business. In our Chilean operations, based on progress to date, we are on track to invest $1.0 billion4 in growth capital expenditure over the next five years. Our capital expenditure backlog for 2008 is strong, and we see robust opportunities to continue building out our system. In addition, we continue to work on the early stage development of a number of transmission projects to build out our system in Ontario.

On the foreign exchange front, as discussed above, the value of our Chilean transmission operations has appreciated from the devaluation of the U.S. dollar relative to the Chilean peso. We are actively working on increasing our foreign currency hedge portfolio in order to lock in the value associated with the current exchange rate.

[1]

Brookfield Infrastructure Partners L.P.’s, (the “Partnership”) sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (together with its subsidiaries “Brookfield Infrastructure” or “we” or “us”) which it accounts for using the equity method. As a result, the results discussed herein are those of Brookfield Infrastructure as they reflect the Partnership’s underlying operations in greater detail than results for the Partnership.

[2]	ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items.
[3]

These pro forma results assume that Brookfield Infrastructure owned its Ontario Transmission business for the full quarter of 2008 and that the purchase price adjustment for Transelec was completed on January 1, 2008 (which increased Brookfield Infrastructure’s ownership interest to 17.8% from 10.7%). The comparative results for the period ended March 31, 2007 assume that the current operations were all held by Brookfield Infrastructure on the same basis as the current period.

[4]

Please refer to the note on the final page of this Letter to Unitholders regarding forward-looking information. There is no assurance that any such system upgrade or expansion will or can be made, or that such returns can or will be realized. Our ability to invest in system upgrades and expansion projects and earn such returns is dependent on a number of factors including successful implementation of system upgrade and project expansion plans, general economic conditions, the availability of equity and debt financing for Brookfield Infrastructure and other risk factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Brookfield Infrastructure Partners L.P.’s units and other risks and factors that are described in the registration statement.

25	Brookfield Infrastructure Partners | 2008 First Quarter Interim Report

Timber

The quarterly earnings and cash flows from our timber business were negatively affected by the weak U.S. housing market’s impact on sawlog pricing. While overall pricing is down, not all of our products have been affected to the same degree and in fact, cedar and pulp log prices are higher year over year. In addition, prices for our whitewood and Douglas-fir products in the Asian market have been stronger than pricing in North America. As a result, we have been able to mitigate some of the impact of current market conditions by taking advantage of our coastal location and operating flexibility to redirect sales overseas and to harvest stands with a product mix that best suits current market conditions in North America.

We believe that the real strength of our assets is their operational flexibility, which enables us to actively manage the resources and enhance net asset values by balancing production quantities and mix to meet market demand. In addition to managing both our sales mix and target markets, we are also deliberately delaying the ramp-up of our harvest to long-term target levels. While this approach reduces cash flow in the short run, during periods of weak demand, our most valuable trees will continue to grow and increase in value. On a net present value basis, we believe that they will be far more valuable to us in the medium to longer term as prices recover.

Financing Initiatives

While credit markets were challenging in the quarter due to restructuring in the global financial sector, we were successful in executing key financing initiatives. We completed a $1 billion refinancing of acquisition debt related to last year’s Longview acquisition at a blended all-in coupon of 5.17% with an average life in excess of seven years. We also signed non-binding commitment letters with a number of banks to provide $440 million of credit facilities to support our working capital needs and to fund future investment opportunities. The terms we were able to negotiate, combined with the successful execution of these initiatives during this difficult financing environment, demonstrates the high quality of our assets and the strength of our relationship with the financial community.

Outlook

Our strategy is to continue optimizing and growing our existing investments in timber and transmission in conjunction with growing and diversifying our asset base into other infrastructure asset classes.

The investment climate has changed materially over the past year due to the substantial dislocation in the world’s financial markets. Credit available for acquisitions has been reduced and terms have tightened considerably. As a result, this is constraining the ability of investors to pursue opportunities as aggressively as in the past. From a purchaser’s perspective, this is beginning to have a beneficial impact on asset valuations with corresponding improvement in risk reward profiles. In addition, the competition for assets has been reduced particularly for larger transactions due to the limited availability of both equity and debt capital. Financing, however, continues to be available for quality investment opportunities backed by strong sponsors such as Brookfield. We believe that we have an excellent competitive position as a result of our sponsorship by Brookfield and our ability to benefit from Brookfield’s extensive resources and relationships. This is further reinforced by strong relationships with other institutional investors who often co-invest with us. As a result we remain optimistic about our ability to execute our strategy and the future prospects for Brookfield Infrastructure.

26	Brookfield Infrastructure Partners | 2008 First Quarter Interim Report

Sincerely,

Samuel Pollock	Aaron Regent
Co-Chief Executive Officer	Co-Chief Executive Officer
Brookfield Infrastructure Group Corp.	Brookfield Infrastructure Group Corp.

April 25, 2008

Note: This Letter to Unitholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this Letter to Unitholders include statements about future increases in dividends from TBE, increasing Brookfield Infrastructure’s interest in Longview, the ability to capitalize on investment opportunities, complete acquisitions and secure future financing, plans for Brookfield Infrastructure’s Chilean transmission operation to invest in upgrades of its system and expansion projects, plans for the build out of Brookfield Infrastructure’s transmission system in Ontario, opportunities for Brookfield Infrastructure to grow its transmission and timber operations Brookfield Infrastructure’s ability to leverage its relationship with Brookfield Asset Management, and the overall prospects of Brookfield Infrastructure. The words “believe,” “growth,” “will,” “strategy,” “continue,” “enhance,” “can,” “should,” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership and Brookfield Infrastructure believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this Letter to Unitholders. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this Letter to Unitholders include general economic conditions in the United States and elsewhere, which may impact the markets for timber, changes in inflation rates in the U.S. and elsewhere, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under “Risk Factors” in the registration statement filed in connection with the distribution of the Partnership’s units and other risks and factors that are described in the registration statement. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

27	Brookfield Infrastructure Partners | 2008 First Quarter Interim Report